UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the months of: April 26, 2010 to June 16, 2010
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .

SIGNATURES
EXHIBIT INDEX
EX-99.1: Total sells its interests in the Valhall and Hod fields to BP, Norway
EX-99.2: Total s Corporate Venture acquires an interest in Coskata, a company developing an innovative biofuels and biochemicals platform technology
EX-99.3: First Quarter 2010 Results
EX-99.4: Closing of the Public Tender Offer and processing of the Squeeze out for the shares issued by the company Elf Aquitaine
EX-99.5: Completion of the squeeze out for the shares issued by the company Elf Aquitaine
EX-99.6: Inauguration of world s largest ethane cracker in Ras Laffan, Qatar
EX-99.7: Total acquires interest in two exploration blocks in the Arafura Sea, Indonesia
EX-99.8: 2010 General Meeting Report
EX-99.9: Christophe de Margerie appointed Chairman and CEO of Total - Thierry Desmarest appointed Honorary Chairman of Total
EX-99.10: Combating Climate Change: The French Environment and Energy Management Agency (ADEME) selects the France Nord Project
EX-99.11: Total Acquires Interest in AE Polysilicon, Developer of a New Polysilicon Production Technology
EX-99.12: Masdar Partners with Total and Abengoa Solar to build the world s largest concentrated solar power plant

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: June 17, 2010	By:	/s/ Jérôme Schmitt
		Name:	Jérôme SCHMITT
		Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1	Norway: Total sells its interests in the Valhall and Hod fields to BP (April 27, 2010)

➢	EXHIBIT 99.2	Total’s Corporate Venture acquires an interest in Coskata, a company developing an innovative biofuels and biochemicals platform technology (April 27, 2010)

➢	EXHIBIT 99.3:	First Quarter 2010 Results (April 30, 2010)

➢	EXHIBIT 99.4:	Closing of the Public Tender Offer and processing of the Squeeze out for the shares issued by the company Elf Aquitaine (April 30, 2010)

➢	EXHIBIT 99.5:	Completion of the squeeze out for the shares issued by the company Elf Aquitaine (April 30, 2010)

➢	EXHIBIT 99.6:	Inauguration of world’s largest ethane cracker in Ras Laffan, Qatar (May 4, 2010)

➢	EXHIBIT 99.7:	Indonesia: Total acquires interest in two exploration blocks in the Arafura Sea (May 10, 2010)

➢	EXHIBIT 99.8:	2010 General Meeting Report (May 21, 2010)

➢	EXHIBIT 99.9:	Christophe de Margerie appointed Chairman and CEO of Total — Thierry Desmarest appointed Honorary Chairman of Total (May 21, 2010)

➢	EXHIBIT 99.10:	Combating Climate Change: The French Environment and Energy Management Agency (ADEME) selects the France Nord Project (May 25, 2010)

➢	EXHIBIT 99.11:	Total Acquires Interest in AE Polysilicon, Developer of a New Polysilicon Production Technology (June 7, 2010)

➢	EXHIBIT 99.12:	Masdar Partners with Total and Abengoa Solar to build the world’s largest concentrated solar power plant (June 9, 2010)